FORM RW

CURE PHARMACEUTICAL HOLDING CORP.

1620 Beacon Place

Oxnard, California 93033

(805) 824-0410

October 5, 2018

VIA EDGAR

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Cure Pharmaceutical Holding Corp.
Application for Withdrawal of Registration Statement on FORM S-8 (File No.: 333-222565) SEC Accession No. 0001477932-18-000250 Filed: January 16, 2018

Dear Sirs and Mesdames:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the "Act"), Cure Pharmaceutical Holding Corp. (the “Company”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consents to the withdrawal of the registration statements of the Company on Form S-8 (File No.: 333-222565) together with all exhibits and amendments thereto.

The Company requests that the SEC consent to this application on the grounds that the Company intends to file a new registration statement on Form S-8 to replace the Registration Statement. Accordingly, withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477 of the Securities Act. The Company requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the SEC in connection with the filing of the Registration Statement be credited for future use.

It is our understanding that pursuant to Rule 477 of the Act, this Application for Withdrawal of the Registration Statements will be deemed granted as of the date that it is filed with the Commission, unless within 15 days after such date the Registrant receives notice from the Commission that this application will not be granted.

If you have any questions regarding this application, please contact our attorney, Peter DiChiara, Esq. via e-mail at pdichiara@cmdllp.com or via telephone at 646 838 1312. Thank you for your assistance.

Sincerely,

CURE PHARMACEUTICAL HOLDING CORP.

By:	/s/ Rob Davidson
Name:	Rob Davidson
Title:	Chief Executive Officer